Exhibit (a)(6)




For:                Allstate Financial Corporation

Company Contact:    Craig Fishman
                    Senior Vice President
                    (703) 931-2274




             ALLSTATE FINANCIAL COMMENCES OFFER TO
                    EXCHANGE NOTES FOR STOCK


Arlington, VA, November 30, 1995, Allstate Financial Corporation
(the "Company") (NASDAQ:ASFN)  today announced that:

     It has commenced an offer to exchange up to $2,162,000.00 in convertible, subordinated notes for shares of the Company's common stock at rate of exchange equivalent to $6.35 per share of common stock. The Notes will bear interest at a maximum rate of 10% per annum, will be due in full on September 30, 2000 and may be converted into common stock of the Company at a conversion rate of $7.50 per share. Unless extended by the Company, the exchange offer will expire on January 12, 1996.

     As previously announced, Leon Fishman, Eugene Haskin and Craig Fishman have advised the Company's Board of Directors that they do not intend to exchange any of the Company's common stock owned by them for Notes.